October 19, 2005

Via facsimile to ((202) 318-6224) and U.S. Mail

Robert B. Murphy, Esq.
Pepper Hamilton LLP
600 Fourteenth Street, NW
Washington, DC  20005

Re:	Marlton Technologies, Inc.
      Preliminary Schedule 14A
      Filed September 28, 2005
      File No. 000-16450

      Schedule 13E-3
      Filed September 28, 2005 and amended September 30, 2005
      File No. 005-59249

Dear Mr. Murphy:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
Introduction
1. We note that Mr. Tarte, Mr. Harrow and Mr. Robert Ginsburg serve as executive officers of your company and serve on your board of directors. We also note that through the 2001 stockholders` agreement, they share voting and dispositive authority with respect to each other`s shares. We finally note that the three individuals appear to beneficially own approximately 74% of the shares in your company and that two have indicated a willingness to provide alternate financing for the transaction. Please advise us why each of those persons has not also been identified as a filing person in the Schedule 13E-3. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.
2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of
Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the
Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of
Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the
Schedule 13E-3 in his individual capacity.
3. Please provide the information required by Item 1006(c)(1) through
(8) of Regulation M-A. We note that the disclosure currently referenced does not address the information required to be disclosed.
For additional guidance, refer to General Instruction E to Schedule
13E-3.

Preliminary Schedule 14A
General
4. Please fill in the blanks in your document.

Summary term sheet, page 4
5. The circumstances under which the board may choose to abandon the going private transaction despite security holder approval are material and should be described with as much specificity as possible here and where appropriate in the proxy statement.
6. Your disclosure here indicates that the board could delay the reverse split. With respect to the anticipated timing of the reverse split, please describe your current intentions here and where appropriate in the proxy statement.
7. Expand this summary or the question and answer section to describe and quantify the interests of affiliates in this transaction including, for example, how the percentage of shares held by affiliates will change as a result of the reverse split.

Questions and Answers

What are the advantages of deregistering?, page 6
8. Please quantify here the costs described in the first and second bullet point of this answer.

What happens if I own a total of 5,000 or more shares beneficially...?, page 8
9. Expand this section to explain what it means to hold shares in "street name."
10. Please clarify the third sentence of this answer. Explain why a broker or other nominee would be able to accept your offer. Would security holders be unable to participate in this decision? Also, please recharacterize your disclosure of an "offer" since it implies that security holders have a choice whether to accept the effects of the reverse stock split, a choice that does not appear to exist.

Proposal No. 1, page 11
11. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule
13e-3(e)(1)(ii).   Please revise the proxy statement to include
this
information in a "Special Factors" section in the beginning of the document.

Background of the proposal, page 11
12. Please describe the terms of the reverse stock split over time.
For example, did the split ratio remain the same since the transaction was first proposed? Did the consideration to be paid to cashed out security holders remain the same throughout the process?
13. Clarify the scope of the Special Committee`s authority and its consideration of this transaction. That is, did the Special Committee consider alternative transactions such as a sale of the company? Why or why not? Did it consider alternate means of going private? Did it set the price per share to be paid?
14. We note from the disclosure at the bottom of page 12 that one of the banking candidates provided a valuation of the company in 2004.
Supplementally advise us of the circumstances surrounding the receipt of the valuation.
15. With respect to the August 29, 2005 special committee meeting, describe, and clarify who prepared, the preliminary terms of the reverse stock split reviewed by the committee. Also, describe the basis upon which the committee authorized its chairman to confirm those preliminary terms.
16. With respect to the September 13, 2005 committee meeting, your disclosure indicates that Mr. Harrow offered to make funds available to the company in case the funds available under the existing credit agreement were not sufficient. Since Mr. Harrow does not appear to be a member of the committee, describe how he appeared at the meeting. Describe any other instances when board members or executive officers of the company appeared at the meetings of the special committee, their not being members of the committee notwithstanding.
17. With respect to the September 19, 2005 committee meeting, clarify who provided the committee with a review of the reverse stock split proposal and discuss the proposal in more detail. For example, clarify what issues were addressed during the discussion of recent trading activity and stock prices. Similarly, clarify the committee`s request for MHH to request a revised proposal: from whom was MHH to obtain that revised proposal? Finally, clarify who made the presentation of the revised proposal on September 22.

Special Factors

Purposes and advantages of the reverse splits, page 15
18. Please quantify each of the items that make up your costs savings of $453,000 in 2006.

Alternatives to the reverse stock split, page 16
19. We note that the board and the special committee did not give substantial consideration to "many alternatives." Please ensure that you have described all material alternatives considered. See Rule 1013 (b) of Regulation M-A.
20. Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated stockholders to retain an ownership interest in your company while still sufficiently reducing the total number of stockholders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.
21. We note that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

Effect on shareholders with fewer than 5,000 shares of common stock, page 17
22. Your disclosure is unclear about whether shares held in street name may be treated differently for purposes of the reverse stock split than those held directly by an individual owner. If this is the case, this difference should be prominently and clearly disclosed. For example, in determining who will be cashed out in the reverse stock split, will you aggregate all shares held through the same record holder nominee? If so, how can a security holder determine whether his or her nominee holds sufficient shares so as to enable the shareholder to remain as a security holder after the reverse split?

Fairness of the reverse split, page 18
23. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b)
of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, we note the absence of a discussion of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If true, indicate why any factor was not material to this transaction. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $1.25 per share to be paid to the unaffiliated shareholders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See Questions 20 and 21 in Exchange Act Release No. 17719 (April 13,
1981) for guidance in revising your disclosure.
24. It is unclear whether the board has completed its own analysis to support its fairness determination or is relying on the analysis of the special committee. In this regard, we note from page 19 that the board "agreed" with the analysis of MHH and the recommendation of the special committee.
25. We note your indication that the special committee "relied significantly" on the determination of a fair range of values for your common stock of MHH. If your board or its special committee relied on the analysis of MHH (whether related to the items described in the previous comments or otherwise) to reach the fairness determination, revise your disclosure to state that your board and/or the special committee, as the case may be, adopt MHH`s discussion of those factors. If the special committee, or any filing person, has based their fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor`s report will not be sufficient.
Please
revise accordingly.
26. Please provide more details about how you arrived at the price per share to be paid for the shares held by your unaffiliated security holders as a result of the going private transaction. Your expanded discussion should state who set the price and by what methodology.
27. Explain how the special committee was able to arrive at its determination of fairness in light of the fact that MHH`s opinion is not qualified as to "unaffiliated" security holders. Please revise throughout the document to clarify that the opinion is directed to fairness to the "shareholders (other than its executive officers)" rather than to the "unaffiliated" shareholders.

Opinion of Mufson Howe Hunter & Partners, page 20
28. We note your disclosure in the proxy statement that the
fairness
opinion is not intended for any purposes except the board`s evaluation of the reverse split. We also note that the fairness opinion includes similar language. Revise the proxy statement disclosure and the fairness opinion to make clear, if true, that unaffiliated security holders may rely upon the materials when making their evaluation.  See Section II.D.1 of our Current Issues
Outline
for further guidance.
29. Please disclose the financial projections provided to MHH.
30. Please provide the disclosure required by Item 1015(b)(6) of Regulation M-A. Please include a summary of the results achieved in each analysis, the underlying data for each analysis (i.e., list the
comparable transactions and companies and the financial measures used), a description of how the analysis results were applied to Marlton data to reach the various indicated values, and a description of how those results (i) compare with the per share consideration offered to unaffiliated shareholders, and (ii) support the ultimate fairness opinion rendered by MHH. Please refer to the additional comments in this regard below.
31. We note that MHH made a presentation to special committee at its
September 13, 2005. Please provide us with supplemental copies of any materials prepared by MHH in connection with its fairness opinion, including any "board books," draft fairness opinions provided to your board of directors and any summaries of presentations made to the special committee. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3.  In addition, each
presentation,
discussion, or report held with or presented by MHH, whether oral
or
written, preliminary or final, is a separate report that requires
a
reasonably detailed description meeting the requirements of Item
1015
of Regulation M-A. Revise to summarize all the presentations made by
MHH, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Premiums paid analysis, page 21
32. We note that MHH used the range between the first and third percentile of the results obtained in this analysis to reach its fairness opinion. Please explain why the range and the use of the first and third percentiles is relevant to this analysis.

Comparable company analysis, page 22
33. We note that MHH took notice that Viad Corp. was "particularly comparable" to Marlton. Please explain why Viad was particularly comparable and further how this affected MHH`s analysis and the results obtained.
34. Explain why MHH used a narrower range than that obtained in its analysis to determine a relevant range of values to be applied to Marlton`s projected financial results. Also, apply this comment to the "comparable merger and acquisition analysis."

Comparable merger and acquisition analysis, page 22
35. Explain why mergers and acquisitions are relevant to MHH`s opinion regarding a reverse stock split transaction. Also, explain the significance of limiting the analysis to transactions with total values of less than $100 million and $50 million.

Discounted cash flow analysis, page 23
36. Please explain how MHH determined that discount rates of 20.5-23.5% and EBITDA multiples of 6x-8x were the most appropriate indicators of value. Disclose the industry averages.

Special interests of affiliated persons in the transaction, page
24
37. Describe the potential conflicts of interests mentioned in this section.
38. Please disclose here the amounts to be received by each of your affiliates for fractional shares they will hold upon the completion of the reverse split. Also, disclose how the percentage of outstanding shares will change after the reverse split.

Costs of the transaction, page 24
39. Please file the preliminary approval of Bank of America to use the credit facility to fund the instant transaction as an exhibit to the Schedule 13E-3.
40. Briefly describe any plans or arrangement to finance or repay the borrowed funds. Refer to Item 1007(d) of Regulation M-A.

Security ownership of certain beneficial owners and management, page
31
41. Please add a column to the table to show the number of shares and percent of class after the reverse split.
42. We note that Mr. Tarte, Mr. Harrow and Mr. Robert Ginsburg have entered into the stockholders` agreement. As a result, each persons beneficially owns the shares held of record by all three individuals.
Consequently, please list all such shares in each line for each of the three individuals.
43. We note that footnote 5 refers to Mr. Goldberg, but the footnote does not appear next to Mr. Goldberg`s name of shares owned in the table. Please revise.

Financial statements and other information, page 33
44. We note you are partially complying with Item 13 of Schedule
13E-
3 by including as exhibits to your proxy statement your annual report on Form 10-K and your last quarterly report on Form 10-Q, but you did not include those reports in the proxy statement as filed. Please confirm that you will mail those reports to security holders together with the proxy statement. Also, please provide the information required by Item 1010(a)(3) and (4) and Item 1010(b) of Regulation M-
A. note that provide the pro forma income statements required by Item
1010(b) of Regulation M-A.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions


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Robert B. Murphy, Esq.
Pepper Hamilton LLP
October 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE